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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of            August 2007

Commission File Number            001-11444

MAGNA INTERNATIONAL INC.

(Exact Name of Registrant as specified in its Charter)

337 Magna Drive, Aurora, Ontario, Canada L4G 7K1

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.                                    Form 20-F ☐                                    Form  40-F ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Note:    Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Note:    Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant, by furnishing the information contained in this Form, is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.                                    Yes ☐                                     No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 2, 2007	MAGNA INTERNATIONAL INC. (Registrant)
	By:	/s/ BASSEM A. SHAKEEL Bassem A. Shakeel Assistant Secretary

EXHIBITS

Exhibit 22.1	Letter to Shareholders and Notice of Special Meeting of Shareholders of the Registrant to be held on August 28, 2007 in Toronto, Ontario, Canada, and Management Information Circular/Proxy Statement, dated July 25, 2007
Exhibit 22.2	Forms of Proxy for Class A Subordinate Voting Shares and Class B Shares
Exhibit 22.3	Voting Instruction Forms to Non-Registered Shareholders of Class A Subordinate Voting Shares and Class B Shares
Exhibit 99.1	Letter of Transmittal for holders of Class B Shares of the Registrant
Exhibit 99.2	Certificate pursuant to National Instrument 54-101 Communication with Beneficial Owners of Securities of a Reporting Issuer dated August 2, 2007

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SIGNATURES
EXHIBITS